Exhibit 99.2

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director Country/City Code 8862 Tel: 2656-8016 brad.miller@gigamedia.com.tw
Everest Poker Celebrates First Year of
World Series of Poker® Sponsorship
ESPN Broadcasts Begin This Week
Hong Kong, July 22, 2008 — GigaMedia Limited (NASDAQ: GIGM) today announced that the World Series of Poker — sponsored by GigaMedia’s Everest Poker product — has successfully completed the first portion of the main event and will begin showing this week on ESPN television broadcasts.
In its first year of sponsorship by Everest Poker, the 2008 World Series of Poker (WSOP®) is the largest and richest in history with over 58,000 participants playing for a prize pool of over $180 million. Players from 118 different countries have participated, up significantly from 87 different countries last year.
Broadcasts of the 2008 WSOP begin this week on ESPN and will ultimately reach in excess of 300 million households globally.
Everest Poker is one of the world’s most popular poker sites, was named Poker Operation of the Year in 2007 by industry journal e-Gaming Review, and is the new sponsor of the WSOP.
In March 2008, Everest Poker and Harrah’s Entertainment, Inc. signed a multiyear agreement providing Everest Poker satellite tournament rights and strategic brand placement at the WSOP, including Everest Poker’s logo appearing prominently on the “felt” on every table in the competition and during the finals competition on the inner rung of the WSOP feature table, a first for a WSOP sponsor.
Everest Poker is exclusively powered by GigaMedia software. Everest’s innovative suite of world-class poker offerings include tutorials, training rooms and a strong support services, all fully localized in 15 languages. More information on Everest Poker is available at www.everestpoker.com.

About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online games businesses including FunTown, a leading Asian casual games portal in Taiwan and the world’s largest online MahJong game site in terms of revenue, and T2CN, a leading online sports game operator in China. More information on GigaMedia can be obtained from www.gigamedia.com.tw.
The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2008.
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